Exhibit 23.4

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We hereby consent to the incorporation by reference in this Registration Statement on Form S-3 of iStar Inc. of our report dated February 26, 2018, except for the change in the manner in which the Company classifies certain cash receipts and cash payments and the change in manner in which it presents restricted cash on the consolidated statements of cash flows discussed in Note 3 (not presented herein), which is as of February 25, 2019 relating to the financial statements and financial statement schedules, which appears in iStar Inc.'s Annual Report on Form 10-K for the year ended December 31, 2019. We also consent to the reference to us under the heading “Experts” in such Registration Statement.

/s/ PricewaterhouseCoopers LLP

New York, New York
June 10, 2020